UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

N-able, Inc.

(Name of Issuer)

Common stock, par value $0.001

(Title of Class of Securities)

62878D100

(CUSIP Number)

Christopher McHugh

c/o Howard Hughes Medical Institute

4000 Jones Bridge Road

Chevy Chase, MD 20815

(301) 215-8851

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Howard Hughes Medical Institute
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 247,973 (See Item 4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 247,973 (See Item 4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,973 (See Item 4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10% (See Item 4)
14	TYPE OF REPORTING PERSON (See Instructions) EP

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 29, 2021 (the “Original Schedule 13D”). Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

Item 4	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(e) of the Original Schedule 13D are hereby amended and supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Item 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Person beneficially owns 247,943 shares of Common Stock, or 0.10% of the Common Stock outstanding.

Calculations of beneficial ownership are based on 178,972,178 shares of Common Stock of the Issuer reported outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2021.

The Reporting Person, certain affiliates of Silver Lake Group, L.L.C. (“Silver Lake”) and certain affiliates of Thoma Bravo, LP (“Thoma Bravo”) and certain co-investors of Thoma Bravo (collectively, the “Stockholders”) were parties to the Stockholders’ Agreement described in Item 6 of the Original Schedule 13D (the “Stockholders’ Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto. As a result of the amendment to the Stockholders’ Agreement described in Item 6, the Reporting Person is no longer acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(e) The Reporting Person ceased to be part of a “group” owning more than five percent of the Common Stock on December 13, 2021.

Item 6	Contracts, Arrangements, Understandings and Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by inserting the following as a new paragraph at the end of Item 6:

First Amendment to the Amended and Restated Stockholders’ Agreement

On December 13, 2021, the Company, certain affiliates of Thoma Bravo and certain affiliates of Silver Lake (collectively with the Thoma Bravo Funds, the “Sponsors”) executed an amendment to the Stockholders’ Agreement (the “Amendment”) in order to remove the TB Co-Investors (as defined in the Stockholders’ Agreement) as parties to such agreement. The Reporting Person is a TB Co-Investor. As a result, the TB Co-Investors will no longer have any rights or obligations thereunder, subject to Section 6.3 of the Stockholders’ Agreement. The Amendment also amends the Stockholders’ Agreement to provide that with respect to certain required stock ownership thresholds applicable to the rights of the Sponsors pursuant to the Stockholders’ Agreement, including the right to nominate persons for election to the Company’s board of directors, the determination of whether the Sponsors satisfy such thresholds will be based on the stock ownership of the Sponsors relative to the Company’s then-current outstanding shares of common stock rather than the number of shares of common stock outstanding immediately following the Distribution.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 7	Material to be Filed as Exhibits

Exhibit 1	Stockholders’ Agreement dated as of July 19, 2021, by and among N-able, Inc. and the stockholders’ named therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 20, 2021).

Exhibit 2	First Amendment to Amended and Restated Stockholders’ Agreement among N-able, Inc. and the Stockholders named therein, dated December 13, 2021 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 15, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2021

HOWARD HUGHES MEDICAL INSTITUTE

By:	/s/ Donald L. Koch
Name:	Donald L. Koch
Title:	Vice President and Chief Investment Officer